Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES MANAGEMENT CHANGES

TORONTO, ONTARIO – February 23, 2010 - Minera Andes Inc. (the "Corporation" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) announces that Henry John, Chief Financial Officer of the Corporation will retire effective April 5, 2010; and, that Perry Ing has been appointed Vice President, Finance and will be appointed interim Chief Financial Officer once vacated. Mr. John will continue working with Minera Andes as a consultant to ensure a smooth accounting and finance team transition.

Perry Ing holds a Bachelor of Commerce Degree from the University of Toronto and is a Chartered Accountant in Ontario, Certified Public Accountant in the US and Chartered Financial Analyst. He brings extensive financial management and reporting experience in the mining sector having served as Chief Financial Officer of US Gold Corporation since March 2008.  He previously served as Corporate Controller for Goldcorp Inc. and as a consultant to Barrick Gold Corp. Perry also spent six years at the mining practice of PricewaterhouseCoopers LLP where his responsibilities included managing the audits of large international mining companies as well as a variety of junior mining companies. Perry will retain his role at US Gold Corporation concurrent with his appointment to Minera Andes.

Since becoming a Chartered Accountant in 1974 Henry John has had a long and successful career in public accounting and financial management. The Corporation thanks Mr. John for his service to Minera Andes over the years and wishes him all the best as he embarks on this new chapter of his life.

This news release has been submitted by Nils Engelstad, Vice President – Corporate Affairs.

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: a 49% interest in Minera Santa Cruz SA which owns the San José Mine - a large primary silver producer which produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. Minera Andes continues to be well funded and have no bank debt. The Corporation had $20.9 Million USD in cash as at September 30, 2009.

For further information, please contact: Nils Engelstad or visit our Web site: www.minandes.com.

Nils Engelstad Vice President, Corporate Affairs 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements: This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. We undertake no obligation to reissue or update forward-looking statements

Minera Andes Inc.

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or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.

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